EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.

Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2012 and 2011

(Unaudited)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The condensed consolidated interim financial statements of Avino Silver & Gold Mines Ltd. (the “Company”) are the responsibility of the Company’s management. The condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the condensed consolidated interim financial statements prior to their submission to the Board of Directors for approval.

The condensed consolidated interim financial statements as at June 30, 2012 and 2011 and for the periods then ended have not been reviewed or audited.

“David Wolfin”	“Malcolm Davidson”
David Wolfin	Malcolm Davidson
President & CEO	Chief Financial Officer
August 29, 2012	August 29, 2012

AVINO SILVER & GOLD MINES LTD.
Condensed Consolidated Interim Statements of Financial Position
(Expressed in Canadian dollars)
(Unaudited)

	Note	June 30, 2012	December 31, 2011

ASSETS
Current assets
Cash and cash equivalents		$4,285,113	$5,282,464
Interest receivable		8,412	53,643
Sales taxes recoverable	7	317,844	228,820
Amounts receivable		23,474	876,946
Prepaid expenses and other assets		121,793	86,265
		4,756,636	6,528,138

Mineral Properties and Exploration Costs	8	17,369,979	16,274,354
Property, Plant and Equipment	9	3,477,240	3,023,969
Investment in Related Companies	10	201,212	304,394
Investment in Other Companies	11	15,000	-
Reclamation Bonds		5,500	5,500
		$25,825,567	$26,136,355

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$597,932	$600,977
Amounts due to related parties	15b	200,777	203,763
		798,709	804,740

Reclamation Provision	12	292,000	292,000
Deferred Tax Liability		2,105,356	2,105,356
Total liabilities		3,196,065	3,202,096

EQUITY
Share Capital	13	42,016,943	41,720,083
Equity Reserves		9,898,023	9,898,186
Treasury Shares (14,180 Shares, at cost)		(101,869)	(101,869)
Accumulated Other Comprehensive Loss		(256,331)	(262,400)
Accumulated Deficit		(28,927,264)	(28,319,741)
Total Equity		22,629,502	22,934,259
		$25,825,567	$26,136,355

Subsequent Events – Note 20

Approved by the Board of Directors on August 29, 2012:

/s/ Gary Robertson	Director	/s/ David Wolfin	Director

The accompanying notes are an integral part of the condensed consolidated interim financial statements

AVINO SILVER & GOLD MINES LTD.
For the six months ended June 30, 2012 and 2011
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss
(Expressed in Canadian dollars)
(Unaudited)

		Three months ended		Six months ended
	Note	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Operating and Administrative Expenses
Depreciation		$214	$51,219	$429	$84,289
General exploration		6,145	8,331	17,965	9,494
Investor relations		55,080	68,874	152,489	148,827
Management fees		37,500	37,500	75,000	220,500
Office and miscellaneous		121,377	63,472	161,046	104,789
Professional fees		19,389	18,564	37,015	23,997
Regulatory and compliance fees		21,738	7,430	44,378	21,912
Salaries and benefits		58,365	35,484	118,299	69,728
Share-based payments	14	4,704	1,116	16,297	1,562,198
Travel and promotion		56,045	28,622	121,572	51,395
		380,557	320,612	744,490	2,297,129

Loss before other items and income tax		(380,557)	(320,612)	(744,490)	(2,297,129)

Other Income (Expenses)
Interest income		10,545	24,012	23,533	48,162
Other income		478	29,714	4,311	44,069
Mineral property option revenue		-	-	34,857	-
Unrealized loss on investments in related companies	10	(62,446)	(28,557)	(103,182)	(37,366)
Foreign exchange gain (loss)		36,424	(67,514)	177,448	(96,493)
NET LOSS FOR THE PERIOD		(395,556)	(362,957)	(607,523)	(2,338,757)

Other Comprehensive Income (Loss)
Foreign currency translation differences for foreign operations		(76,620)	(25,598)	6,069	(128,847)
COMPREHENSIVE LOSS		$(472,176)	$(388,555)	$(601,454)	$(2,467,604)

Loss per Share - Basic and Diluted		$(0.01)	$(0.01)	$(0.02)	$(0.09)

Weighted Average Number of Shares Outstanding		27,076,053	26,885,232	27,024,680	26,689,512

The accompanying notes are an integral part of the condensed consolidated interim financial statements

AVINO SILVER & GOLD MINES LTD.
Condensed Consolidated Interim Statements of Changes in Equity
(Expressed in Canadian dollars)
(Unaudited)

	Note	Number of Common Shares	Share Capital Amount	Equity Reserves	Treasury Shares	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Equity
Balance, December 31, 2010		26,157,227	$39,193,299	$9,508,838	$(101,869)	$(345,089)	$(24,339,389)	$23,915,790
Net loss for the period		-	-	-	-	-	(2,338,757)	(2,338,757)
Common shares issued for cash:
Exercise of stock options		731,500	570,975	-	-	-	-	570,975
Share-based payments	14	-	-	1,562,198	-	-	-	1,562,198
Fair value of stock options exercised		-	1,917,415	(1,917,415)	-	-	-	-
Cancelled and expired options and warrants				(173,400)				(173,400)
Cumulative translation adjustments		-	-	-	-	(128,847)	-	(128,847)

Balance, June 30, 2011		26,888,727	$41,681,689	$8,980,221	$(101,869)	$(473,936)	$(26,678,146)	$23,407,989
Balance, December 31, 2011		26,910,227	$41,720,083	$9,898,186	$(101,869)	$(262,400)	$(28,319,741)	$22,934,259
Net loss for the period		-	-	-	-	-	(607,523)	(607,523)
Common shares issued for cash:
Exercise of stock options		36,000	30,300	-	-	-	-	30,300
Common shares issued to obtain exploration and mining rights	13	135,189	250,100	-	-	-	-	250,100
Fair value of stock options exercised		-	16,460	(16,460)	-	-	-	-
Share-based payments	14	-	-	16,297	-	-	-	16,297
Cumulative translation adjustments		-	-	-	-	6,069	-	6,069

Balance, June 30, 2012		27,081,416	$42,016,943	$9,898,023	$(101,869)	$(256,331)	$(28,927,264)	$22,629,502

The accompanying notes are an integral part of the condensed consolidated interim financial statements

AVINO SILVER & GOLD MINES LTD.
For the six months ended June 30, 2012 and 2011
Condensed Consolidated Interim Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited)

		Six months ended
	Note	June 30, 2012	June 30, 2011

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss		$(607,523)	$(2,301,391)
Adjustments for non-cash items:
Depreciation		429	84,289
Share-based payments		16,297	1,562,198
Unrealized loss on investments		103,182	-
Mineral property option revenue		(15,000)	-

		(502,615)	(654,904)

Net change in non-cash working capital	16	768,120	(350,972)

		265,505	(1,005,876)

FINANCING ACTIVITIES
Shares issued for cash, net of issuance costs		30,300	570,975

INVESTING ACTIVITIES
Mineral property exploration expenditures		(752,056)	(61,946)
Acquisition of Property, plant and equipment		(533,596)	(477,638)

		(1,285,652)	(539,584)

Decrease in cash and cash equivalents		(989,847)	(974,486)
Effect of exchange rate changes on cash and cash equivalents		(7,504)	13,245

CASH AND CASH EQUIVALENTS, Beginning		5,282,464	9,051,848

CASH AND CASH EQUIVALENTS, Ending		$4,285,113	$8,090,607

SUPPLEMENTARY CASH FLOW DISCLOSURES
Cash paid for:
Interest expense		$-	$-
Income taxes		-	-

The accompanying notes are an integral part of the condensed consolidated interim financial statements

AVINO SILVER & GOLD MINES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

1.	NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company’s principal business activities include the acquisition, exploration and evaluation of mineral properties. The Company owns interests in mineral properties located in Durango, Mexico and in British Columbia and the Yukon, Canada. The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada and the United States and trades on the TSX-V, NYSE MKT and the Frankfurt Stock Exchange.

The Company is in the exploration stage and is in the process of determining whether its key properties in Durango, Mexico contain ore reserves which are economically recoverable.

2.	BASIS OF PRESENTATION

Statement of compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the Interpretations of the IFRS Interpretations Committee (“IFRIC”) and using the accounting policies consistent with those in the audited consolidated financial statements as at and for the year ended December 31, 2011, except as otherwise noted. These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2011.

Basis of presentation

These condensed consolidated interim financial statements are expressed in Canadian dollars and have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting on a going concern basis.  The accounting policies in Note 3 of the Company’s audited consolidated financial statements as at the and for the year ended December 31, 2011 have been applied consistently to all periods presented in these condensed consolidated interim financial statements.

Foreign Currency Translation

a)
Functional currencies

The functional and presentation currency of the Company is the Canadian dollar. The functional currency of the Company’s subsidiaries is the U.S. dollar which is determined to be the currency of the primary economic environment in which the subsidiaries operate.

b)
Foreign currency transactions

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.

AVINO SILVER & GOLD MINES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

2.	BASIS OF PRESENTATION (continued)

a)
Foreign operations

Subsidiaries that have functional currencies other than Canadian dollars translate their statement of operations items to Canadian dollars at the average rate during the year. Assets and liabilities are translated at exchange rates prevailing at the end of each reporting period. Exchange variations resulting from the retranslation at closing rate of the net investment in such subsidiaries, together with differences between their statement of operations items translated at actual and average rates, are recognized in the accumulated other comprehensive income/loss.

Basis of Consolidation

The condensed consolidated interim financial statements include the accounts of the Company and its Mexican subsidiaries.

Company	Ownership Interest	Jurisdiction	Nature of Operations
Oniva Silver and Gold Mines S.A., (“Oniva Silver”)	100%	Mexico	Mexican operations administration
Promotora Avino, S.A. De C.V. (“Promotora”)	79.09%	Mexico	Holding Company
Compania Minera Mexicana de Avino, S.A. de C.V.	96.60% direct	Mexico	Exploration Company
(“Cia Minera”)	2.68% indirect (Promotora)
	99.28% effective

Inter-company balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the condensed consolidated interim financial statements.

3.	Significant Accounting Judgements and Estimates

The preparation of these condensed consolidated interim financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the condensed consolidated interim financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates under different assumptions and conditions.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

•	the recoverability of amounts receivable which are included in the consolidated statement of financial position;
•	the carrying value and recoverable amount of mineral properties and exploration;
•	the recoverability and estimated useful lives of property, plant and equipment;
•	the recognition and measurement of deferred tax assets and liabilities;
•	provisions including the estimated reclamation provisions; and
•	the valuation inputs used in accounting for share-based payments.

AVINO SILVER & GOLD MINES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

4.	RECENT ACCOUNTING PRONOUNCEMENTS

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after January 1, 2012, or later periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

New accounting standards effective January 1, 2012

Amendments to IFRS 7 Financial Instruments: Disclosures – In October 2010, the IASB issued amendments to IFRS 7 that improve the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

IAS 12 Income taxes – In December 2010, the IASB issued an amendment to IAS 12 that provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2011, with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

New accounting standards effective January 1, 2013

IFRS 10 Consolidated Financial Statements – IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 Joint Arrangements – IFRS 11 requires a enture to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the enture will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities Non-monetary Contributions by Venturers.

IFRS 12 Disclosure of Interests in Other Entities – IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entitys interests in other entities.

IFRS 13 Fair Value Measurement – IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Amendments to IAS 1 Presentation of Financial Statements – The IASB has amended IAS 1 to require entities to separate items presented in other comprehensive income (OCI) into two groups, based on whether or not items may be reclassified into profit or loss in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately.

AVINO SILVER & GOLD MINES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

4.	RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

New accounting standards effective January 1, 2013 (continued)

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine – IFRIC 20 addresses the accounting for overburden waste removal (stripping) costs in the production phase of a surface mine. Stripping activity may result in two types of benefits: i) inventory produced and ii) improved access to ore that will be mined in the future. Stripping costs associated with inventory production should be accounted for as a current production cost in accordance with IAS 2 Inventories, and those associated with improved access to ore should be accounted for as an addition to, or enhancement of, an existing asset.

Amendments to other standards – In addition, there have been other amendments to existing standards, including IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13.

Each of the new standards, IFRS 10 to 13, IFRIC 20 and the amendments to other standards, is effective for the Company beginning on January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new standards will have on its consolidated financial statements or whether to early adopt any of the new requirements.

New accounting standards effective January 1, 2015

IFRS 9 Financial Instruments – IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: Amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at the fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, others gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

IFRS 9 is effective for annual periods beginning on or after January 2015 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt any of the new requirements.

AVINO SILVER & GOLD MINES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

5.	SUBSIDIARY COMPANIA MINERA MEXICANA DE AVINO, S.A. DE C.V.

On February 16, 2009 the Company converted existing loans advanced to its subsidiary Compania Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”) into new additional shares, resulting in the Company’s ownership increasing by 9.93% to an effective 99.28%. The inter-company loans and the investment in shares of Cia Minera have been eliminated upon consolidation of the financial statements.  The Company had a pre-existing effective ownership interest of 89.35% in Cia Minera prior to the 9.93% increase. The issuance of shares to the Company by Cia Minera on February 16, 2009 resulted in a reduction in the non-controlling interest from 10.65% to 0.72% (see Note 5).

The historic operations of Cia Minera involved the mining of commercial grade ores which produced silver, gold and copper. This plant and mine ceased operations in November 2001 due to low metal prices and the closure of a smelter. The Company is evaluating the re-activation of the mine and has commenced exploration activities on Cia Minera’s mineral properties in the state of Durango, Mexico (see Note 8).

6.	NON-CONTROLLING INTEREST

As at June 30, 2012 the Company has an effective 99.28% interest in its subsidiary Cia Minera, and the remaining 0.72% portion is a non-controlling interest, reflecting a change in ownership interests resulting from the shares that Cia Minera issued to the Company on February 16, 2009 (the “Cia Minera Share Transaction”) as described in Note 5.  In fiscal 2008 the non-controlling interest of Cia Minera was 10.65% and the 9.93% change in the fiscal 2009 ownership resulted in a reduction of the non-controlling interest.

7.	SALES TAXES RECOVERABLE

The Company’s sales tax recoverable consists of the Mexican I.V.A. a Value-Added Tax (“VAT”) and the Canadian Harmonized Sales Tax (“HST”) recoverable.

	June 30, 2012	December 31, 2011

VAT recoverable	$330,446	$252,621
Write-down provision	(47,012)	(46,640)

VAT net carrying amount	283,434	205,981
HST recoverable	34,410	22,839

Sales tax recoverable	$317,844	$228,820

The Company records the VAT net of a write-down provision, reflecting an estimate of the amount of VAT recoverable based on past collection history and the length of time amounts are outstanding.

AVINO SILVER & GOLD MINES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

8.	MINERAL PROPERTIES AND EXPLORATION COSTS

The Company has accumulated the following acquisition and exploration expenditures:

		British
	Durango	Columbia	Yukon
	Mexico	Canada	Canada	Total

Balance, December 31, 2010	$14,892,336	$3	$2,504	$14,894,843

Exploration costs incurred during year:
Assays	89,147	-	-	89,147
Assessment and taxes	30,759	-	-	30,759
Drilling, exploration, and deferred development expenditures	3,248,382	-	-	3,248,382
Geological	460,565	-	2,640	463,205
Sale of concentrate	(3,114,552)	-	-	(3,114,552)
Depreciation of property, plant, and equipment	232,821			232,821
Reclamation provision	292,000			292,000
Effect of movement in exchange rates	137,749	-	-	137,749
Balance, December 31, 2011	$16,269,207	$3	$5,144	$16,274,354

Exploration costs incurred during the year:
Assays	38,927	-	-	38,927
Assessment and taxes	335,775	-	-	335,775
Drilling, exploration, and deferred development expenditures	2,530,314	-	-	2,530,314
Geological	85,139	-	-	85,139
Sale of concentrate	(1,982,856)	-	-	(1,982,856)
Depreciation of property, plant, and equipment	91,821	-	-	91,821
Reclamation provision	-	-	-	-
Effect of movement in exchange rates	1,648	-	-	1,648
Mineral property option revenue	-	-	(5,143)	(5,143)

Balance, June 30, 2012	$17,369,975	$3	$1	$17,369,979

AVINO SILVER & GOLD MINES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

8.	MINERAL PROPERTIES AND EXPLORATION COSTS (continued)

Additional information on the Company’s mineral properties by region is as follows:

(a)	Durango, Mexico

The Company’s subsidiary Cia Minera owns 42 mineral claims and leases 4 mineral claims under leased concessions in the state of Durango, Mexico. The Company’s mineral claims in Mexico are divided into the following four groups:

(i)
Avino mine area property

The Avino mine property is situated around the towns of Panuco de Coronado and San Jose de Avino and surrounding the formerly producing Avino mine. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares and one leased exploitation concession covering 98.83 hectares.

(ii)	Gomez Palacio property The Gomez Palacio property is located near the town of Gomez Palacio, Durango, Mexico. There are nine exploration concessions covering 2,549 hectares.

(iii)
Papas Quiero property

The Papas Quiero property is located near the village of Papas Quiero, Durango, Mexico. There are four exploration concessions covering 2,552.6 hectares and one exploitation concession covering 602.9 hectares.

(iv)
Unification Las Platosa properties

The Unification Las Platosa properties are situated with the Avino property around the towns of Panuco de Coronado and San Jose de Avino and surrounding the formerly producing Avino mine.

In February 2012, the Company’s wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. (“Minerales”) whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the “ET zone”.

Under the agreement, the Company has obtained the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the grant of these rights, the Company has paid to Minerales US$250,100, by the issuance of 135,189 common shares of the Company. The Company will have until February 2014 to develop the mining facilities.

The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns at the commencement of commercial production from the property. In addition, after the Development Period, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales in any event a minimum royalty equal to the applicable NSR Royalty based on processing at a minimum monthly rate of 15,000 tonnes.

Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the agreement (or any renewal thereof), upon payment of US$8 million within 15 days of the Company’s notice of election to acquire the property. The purchase would be subject to a separate purchase agreement for the legal transfer of the property.

AVINO SILVER & GOLD MINES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

8.	MINERAL PROPERTIES AND EXPLORATION COSTS (continued)

(b)	British Columbia, Canada The Company’s mineral claims in British Columbia encompass the following three properties:

(i)
Aumax property

The Company owns a 100% interest in a Crown granted mineral claim, located in the Lillooet Mining Division of British Columbia, Canada. In April 2012, the Company did not renew the rights to this claim as no further exploration is planned.

(ii)	Minto property The Company has a 100% interest in a Crown granted mineral claim situated in the Lillooet Mining Division of British Columbia.

(iii)	Olympic-Kelvin property The Company has a 100% interest in six Crown granted mineral claims located in the Lillooet Mining Division of British Columbia.

(c)
Yukon, Canada

The Company owns 100% interest in 14 quartz leases located in the Mayo Mining Division of the Yukon, Canada.

In January, 2012, the Company entered into an option agreement with Avaron Mining Corp. (“Avaron”) whereby Avaron can earn the exclusive right and option to acquire a 100% title and interest in the Company’s Eagle Property located in the Yukon Territory.

Avaron can earn a 75% interest by making total cash payment of $375,000, issue 800,000 common shares, incurring exploration costs of $100,000 and also drilling 35,000 meters (or incur exploration costs of up to $7,100,000).

The remaining 25% interest can be earned by making a total of cash payment of $1,000,000 as advance royalty payments. Alternatively, the 25% interest can be earned with a cash payment o net smelter return royalty. The royalty can be purchased by paying $2,000,000 adjusted for the price of silver (capped at $4,000,000) and 375,000 common shares.

Upon signing the agreement, the Company received a cash payment of $25,000. $5,143 of the cash proceeds was recorded as a reduction to the carrying value of the Eagle Property. The carrying value of the Eagle Property at June 30, 2012 is $1. The remaining cash proceeds of $19,857 were recorded as option revenue.  The Company also received 150,000 common shares of Avaron with a value of $15,000. The Company has designated this investment as fair value through profit and loss and has classified the common shares of Avaron as a long term investment.

AVINO SILVER & GOLD MINES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

9.	PROPERTY, PLANT AND EQUIPMENT

	Office equipment, furniture and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings and construction	TOTAL
	$	$	$	$	$	$
COST
Balance at December 31, 2010	6,249	26,707	201,180	1,182,177	322,907	1,739,220
Additions	7,855	5,174	970,763	499,661	-	1,483,453
Effect of movement in exchange rates	76	578	21,274	30,176	5,862	57,966
Balance at December 31, 2011	14,180	32,459	1,193,217	1,712,014	328,769	3,280,639
Additions	3,724	9,333	270,565	167,070	-	450,692
Effect of movement in exchange rates	183	947	33,137	42,473	7,418	84,158
Balance at June 30, 2012	18,087	42,739	1,496,919	1,921,557	336,187	3,815,489

ACCUMULATED DEPRECIATION
Balance at December 31, 2010	4,600	7,574	4,508	-	-	16,682
Additions	1,305	6,594	139,558	71,745	16,364	235,566
Effect of movement in exchange rates	7	256	2,582	1,285	292	4,422
Balance at December 31, 2011	5,912	14,424	146,648	73,030	16,656	256,670
Additions	1,041	3,357	32,681	44,134	8,073	89,286
Effect of movement in exchange rates	(22)	(403)	(4,060)	(2,662)	(560)	(7,707)
Balance at June 30, 2012	6,931	17,378	175,269	114,502	24,169	338,249

NET BOOK VALUE

At June 30, 2012	11,156	25,361	1,321,650	1,807,055	312,018	3,477,240
At December 31, 2010	1,649	19,133	196,672	1,182,177	322,907	1,722,538
At December 31, 2011	8,268	18,035	1,046,569	1,638,984	312,113	3,023,969

AVINO SILVER & GOLD MINES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

10.	INVESTMENTS IN RELATED COMPANIES

Investments in related companies comprise the following:

		Accumulated Unrealized	Fair Value June 30,	Fair Value December 31,
	Cost	Gains (Losses)	2012	2011

(a) Bralorne Gold Mines Ltd.	$205,848	$(62,529)	$143,319	$150,485
(b) Levon Resources Ltd.	4,236	53,656	57,892	153,908
(c) Oniva International Services Corp.	1	-	1	1

	$210,085	$(8,873)	$201,212	$304,394

During the period, the Company recorded a $103,182 (2011 - $37,365) unrealized loss on investments in related companies, representing the change in fair value during the period.

(a) Bralorne Gold Mines Ltd. (“Bralorne”)
The Company’s investment in Bralorne consists of 179,149 common shares with a quoted market value of $143,319 as at June 30, 2012 (December 31, 2011 - $150,485). Bralorne is a public company with common directors.

(b) Levon Resources Ltd. (“Levon”)
The Company’s investment in Levon consists of 141,200 common shares with a quoted market value of $57,892 as at June 30, 2012 (December 31, 2011 - $153,908). Levon is a public company with common directors.

(c) Oniva International Services Corp. (“Oniva”)
The Company owns a 16.67% interest in Oniva, a private company with common management, which provides office and administration services to the Company. The remaining 83.33% is shared equally between five other companies that are related by some common directors and management. See Note 15 for disclosure on the Company’s commitment to Oniva.

11.	INVESTMENT IN OTHER COMPANIES

In January 2012, the Company acquired 150,000 common shares of Avaron Mining Corp. with an adjusted cost base of $15,000 as part of the option agreement with Avaron. The Company has designated the investment in Avaron as fair value through profit and loss and classifies the common shares of Avaron as a long term investment.

12.	RECLAMATION PROVISION

Management has estimated that the present value of its reclamation provision at June 30, 2012 is $292,000 (December 31, 2011 - $292,000). On December 31, 2011 this cost was recognized and added to the capitalized cost of mineral properties. The present value of the obligation was calculated using a risk-free interest rate of 7% and an inflation rate of 4%.  Reclamation activities are estimated to occur over a one-year period beginning in 2018.  The undiscounted value of the obligation is $355,200 (2011 - $355,200).

AVINO SILVER & GOLD MINES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

13.	SHARE CAPITAL

(a)    Authorized:   Unlimited common shares without par value

(b)    Issued

(i)
On February 22, 2012, the Company issued 135,189 common shares under a new 20 year royalty agreement with Minerales de Avino, S.A. de C.V. The closing fair market value of the common shares on February 22, 2012, was $1.85 per share. Note 8(a)(iv)

(c)    Warrants:

During the period ended June 30, 2012 there were no warrants issued or exercised. Details of share purchase warrants outstanding are:

	Underlying Shares	Weighted Average Exercise Price
Balance, December 31, 2010	5,211,000	$2.05

Balance, December 31, 2011	5,211,000	$2.05
Balance, June 30, 2012	5,211,000	$2.05

Details of share purchase warrants outstanding as of June 30, 2012 and December 31, 2011 are:

	Exercise Price per Share	Warrants Outstanding and Exercisable
Expiry Date		June 30, 2012	December 31, 2011

November 10, 2013	$1.52	2,400,000	2,400,000
December 22, 2013	$2.50	2,811,000	2,811,000
		5,211,000	5,211,000

(d)  Stock options

The Company has a stock option plan under which it may grant stock options up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to regular employees and persons providing investor-relation or consulting services up to a limit of 5% and 2% respectively of the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor-relation or consulting services, which vest over a period of one year. The option price must be greater or equal to the discounted market price on the grant date and the option term cannot exceed five years from the grant date.

AVINO SILVER & GOLD MINES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

13.	SHARE CAPITAL (continued)

(d)  Stock options (continued)

	Underlying Shares	Weighted Average Exercised Price

Stock options outstanding, December 31, 2010	1,605,000	$0.97
Granted	1,840,000	$2.16
Expired or cancelled	(70,000)	$3.53
Exercised	(753,000)	$0.79

Stock options outstanding, December 31, 2011	2,622,000	$1.80
Granted	30,000	$2.00
Exercised	(36,000)	$0.84

Stock options outstanding, June 30, 2012	2,616,000	$1.81

Details of stock options outstanding are:

		Stock Options Outstanding
Expiry Date	Exercise Price	June 30, 2012	December 31, 2011

January 16, 2013	$2.00	30,000	-
February 27, 2013	$1.65	10,000	10,000
February 27, 2013	$0.75	295,000	295,000
December 9, 2013	$2.00	20,000	20,000
September 22, 2014	$0.75	35,000	60,000
January 14, 2015	$0.81	60,000	60,000
September 10, 2015	$1.05	326,000	337,000
January 18, 2016	$2.30	1,010,000	1,010,000
September 30, 2016	$2.00	830,000	830,000

		2,616,000	2,622,000

14.	SHARE-BASED PAYMENTS

During the six months ended June 30, 2012, the Company granted stock options to consultants to purchase up to a total of 30,000 common shares at a weighted average exercise price of $2.00 per share pursuant to the Company’s stock option plan.  The options vest and are exercisable on or before January 16, 2013.

The Company recorded total amount of share-based payment expense in the amount of $16,297 (2011 - $1,562,198).

AVINO SILVER & GOLD MINES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

14.	SHARE-BASED PAYMENTS (continued)

Investor relations expenses consist of expenses relating to disseminated publications and other communications with shareholders, required by regulatory or other authorities. During the six months ended June 30, 2012, investor relations consultants were granted no options (2011 – 5,000). The fair value of these investor relations options are $nil (2011 – $36,750) which have been included in share-based payments. During the six months ended June 30, 2012, options issued to investor relations consultants vested. The value of these vested shares is $16,297 which has been included in share-based payments.

The fair value of the options issued to consultants was calculated using the following assumptions: risk-free rate of 1.19% dividend yield rate of nil, volatility of 78.437%, and an expected life of 1 year.

Option-pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options re-priced and granted to officers, directors, consultants, and employees was calculated using the Black-Scholes model with following weighted average assumptions and resulting grant date fair value:

	June 30, 2012	June 30, 2011
Weighted average assumptions:
Risk-free interest rate	1.08%	2.56%
Expected dividend yield	-	–
Expected option life (years)	.66	4.98
Expected stock price volatility	71.47%	76.02%
Weighted average fair value at grant date	$1.65	$1.58

15.	RELATED PARTY TRANSACTIONS AND BALANCES

(a)	Management transactions

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the six months ended June 30, 2012 and 2011 are as follows:

	June 30, 2012	June 30, 2011
Salaries and benefits	$124,815	$249,410
Share‐based payments	-	1,279,800
	$124,815	$1,529,210

(b)
In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. At June 30, 2012 and December 31, 2011 the following amounts are due from related parties:

	June 30, 2012	December 31, 2011
Directors	$16,289	$19,625
Oniva International Services Corp.	182,070	179,338
Sampson Engineering Inc.	2,418	4,800
	$200,777	$203,763

AVINO SILVER & GOLD MINES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

15.	RELATED PARTY TRANSACTIONS AND BALANCES

(c)	Other related party transactions

The Company has a cost sharing agreement to reimburse Oniva International Services Corp. (“Oniva”) as described in note 17. The transactions with Oniva during the year are summarized below:

	June 30, 2012	June 30, 2011
Salaries and benefits	$91,082	$68,844
Office and administrative expenses	167,049	167,908

	$258,131	$236,752

16.	SUPPLEMENTARY CASH FLOW INFORMATION

	June 30, 2012	June 30, 2011
Net change in non-cash working capital items:
Interest receivable	$45,231	$(38,830)
Sales taxes recoverable	(89,024)	(347,867)
Amounts receivable	853,472	114,815
Prepaid expenses	(35,528)	(60,360)
Accounts payable and accrued liabilities	(3,045)	(41,458)
Due to related parties	(2,986)	22,728
	$768,120	$(350,972)

17.	COMMITMENTS

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 15.

The Company and its subsidiary have various lease agreements for their office premises, use of land, drilling and equipment.

The Company has commitments in respect of these lease agreements as follows:

	June 30, 2012	December 31, 2011
Not later than one year	$122,461	$243,301
Later than one year and no later than five years	745,473	824,910
Later than 5 years	84,717	84,046
	$952,651	$1,152,257

AVINO SILVER & GOLD MINES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

18.	FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, amounts receivable, due to related party and accounts payables and accrued liabilities approximate their carrying values because of the short-term nature of these instruments. The investments in related companies are based on quoted market prices.

The Company’s financial instruments are exposed to certain financial risks, credit risk, liquidity risk and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable.

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions. However, as at June 30, 2012 cash and cash equivalents substantially exceed the amounts covered under federal deposit insurance.

(a)	Credit Risk (continued)

Concentration of credit risk exists with respect to the Company’s cash as the majority of the amounts are held with a single Canadian financial institution.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company has cash at June 30, 2012 in the amount of $4,285,113 (2011 - $5,282,464) in order to meet short-term business requirements. At June 30, 2012, the Company had current liabilities of $798,709 (2011 - $804,740). Accounts payable have contractual maturities of approximately 30-90 days or are due on demand and are subject to normal trade terms.  Amounts due to related parties are without stated terms of interest or repayment.

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and other price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)  To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii) To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not exposed to significant interest rate risk as the Company has no interest bearing debt.

AVINO SILVER & GOLD MINES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

18.	FINANCIAL INSTRUMENTS (continued)

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency with respect to the following assets and liabilities, as a portion of these amounts are denominated in Mexican Pesos and US dollars as follows:

	June 30, 2012		December 31, 2011
	MXN	USD	MXN	USD
Cash and cash equivalents	$1,051,410	$788,826	$935,096	$496,186
Sales taxes recoverable	3,807,368	-	2,789,015	-
Amounts receivable	76,035	-	-	862,287
Accounts payable and accrued liabilities	(3,955,858)	(41,805)	(6,214,511)	-
Amounts due to related parties	-	-	-	-
Net exposure	978,955	747,021	(2,490,400)	1,358,473
Canadian dollar equivalent	$72,877	$760,542	$(183,877)	$1,381,567

Foreign Currency Risk (Continued)

Based on the net Canadian dollar denominated asset and liability exposures as at June 30, 2012, a 10% fluctuation in the Canadian/Mexican and Canadian/US exchange rates will impact the Company’s earnings by approximately $18,273 (2011 -$119,769).

The Company has not entered into any foreign currency contracts to mitigate this risk

Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment in related parties as they are carried at fair value based on quoted market prices.

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

AVINO SILVER & GOLD MINES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

18.	FINANCIAL INSTRUMENTS (continued)

(a)	Classification of Financial instruments

IFRS 7 ‘Financial Instruments: Disclosures’ establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy as at June 30, 2012

	Level 1	Level 2	Level 3
Cash and cash equivalents	$4,285,113	-	-
Investments in related parties	201,212	-	-
Other investments	15,000
	$4,501,325	-	-

19.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity as well as cash and cash equivalents.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents. Management reviews the capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements.

20.	SUBSEQUENT EVENTS

•	Subsequent to June 30, 2012, 40,000 options were exercised for gross proceeds of $39,000.

•	Subsequent to June 30, 2012, the Company sold 354 tonnes of bulk concentrate.

•
In July 2012, the Company entered into an option and joint venture agreement with Endeavour Silver Corp. ("Endeavour"), whereby Endeavour was granted the option to acquire up to a 75% interest in the Laberinto Property ("the Property"), Durango State, Mexico, consisting of approximately 91.7 hectares. In order to exercise the option, Endeavour must pay up to US $200,000 in annual installments over 4 years to Avino in option payments, and incur up to US$3 million in exploration work on the Property over the next 4 years

Upon Endeavour acquiring its 75% interest, a joint venture will be formed, under which if any party does not contribute its proportionate share of costs, its participating interest will be diluted on a pro rata basis according to the contributions of all parties. If any party's participating interest is reduced to 10% or less, then its interest will be automatically converted into a 2.5% net smelter returns royalty.